Exhibit 12.1

LOXO ONCOLOGY, INC.
Ratio of Earnings to Fixed Charges

The following table sets forth our dollar coverage deficiency. The ratio of earnings to fixed charges is not disclosed since it is a negative number in each year and period shown below. Any time we offer debt securities pursuant to this prospectus, we will provide an updated table setting forth our ratio of earnings to fixed charges on a historical basis in the applicable prospectus supplement, if required. Any time we offer shares of preferred stock pursuant to this prospectus, we will provide a table setting forth our ratio of combined fixed charges and preferred stock dividends to earnings, if required.

Period From May 9, 2013 (Date of Inception) to December 31, 2013	Year Ended December 31, 2014	Year Ended December 31, 2015	Nine Months Ended September 30, 2016
(1)	(1)	(1)	(1)

(1)           Due to our net losses for the periods presented earnings were insufficient to cover fixed charges. For this reason, no ratios are provided.